Exhibit 99.2

Trading Symbol: SVM:TSX	September 30, 2008

APPOINTS DR. ROBERT GAYTON AS DIRECTOR

VANCOUVER, British Columbia – September 30, 2008 – Silvercorp Metals Inc. (“Silvercorp” or “the Company”) is pleased to announce that the board of directors has appointed Dr. Robert Gayton to Silvercorp’s board of directors. Dr. Gayton will also assume the role of chairman of Silvercorp’s audit committee. The Company has also appointed Ms. Maria Tang as interim Chief Financial Officer.

Dr. Gayton graduated from the University of British Columbia (“UBC”) in 1962 with a Bachelor of Commerce and in 1964 earned the Chartered Accountant (C.A.) designation while at Peat Marwick Mitchell. Dr. Gayton joined the Faculty of Business Administration at UBC in 1965 beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business. Dr. Gayton rejoined Peat Marwick Mitchell in 1974 and became a partner in 1976, providing audit and consulting services to private and public company clients for 11 years. He has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987. He was Vice President of Finance with Western Silver Corporation from 1995 to 2004 and was a director of Western Silver Corporation (2004-2006), Bema Gold Corporation (2003-2007), Northern Orion Resources Inc. (2004-2007), and Doublestar Resources (2000 – 2007) each of which were “taken over”. Mr. Gayton is currently a director of Nevsun Resources Ltd., Amerigo Resources Limited, Intrinsyc Software International, Inc., Palo Duro Energy Inc., B2Gold Corp., Quaterra Resources Inc., Western Copper Corp. and Eastern Platinum Limited.

The Company also wishes to thank Ms. Grace Soo for her contributions as chief financial officer of the Company since August 2006. Ms. Soo is resigning at the end of this month but will remain with the Company until October 31st in a consulting capacity to enable an orderly transfer of duties to Maria Tang who will assume the role of interim chief financial officer. Ms. Tang earned a Bachelor of Science degree from the Nankai University, China, holds both a CA and US CPA designation, and has five years audit experience, most recently with Ernst & Young LLP where she focused on public company audits with China operations and was in charge of SOX 404 audits for U.S. public companies.

About Silvercorp Metals Inc.

Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the acquisition, exploration, and development of silver related mineral properties focusing in the People's Republic of China ("China"). Silvercorp Metals Inc. is operating and developing four highly profitable silver-lead-zinc mines at the Ying Mining Camp, Henan Province, China. Silvercorp is also applying for a mining permit for the newly acquired 95% owned GC/SMT property to profitably mine and produce silver, lead and zinc metals in Guangdong Province, China. In addition, Silvercorp is also exploring the 82% owned Na-Bao Polymetallic Project in Qinghai Province, China.

The Company's common shares are included as a component of the S&P/TSX Composite, and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free Phone: 1-888-224-1331
Email: info@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical factual information, including statements relating to Company’s intention to adopt a Rights Plan constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.